Exhibit (a)(1)(G)
FOR IMMEDIATE RELEASE
DR 3 S.r.l. COMMENCES TENDER OFFER FOR DE RIGO S.p.A. ORDINARY SHARES AND ADSs
August 4, 2005 (Amsterdam, the Netherlands) — De Rigo Holding B.V. announced today that its wholly-owned subsidiary DR 3 S.r.l. has commenced a cash tender offer to purchase any and all outstanding ordinary shares and American Depositary Shares, each ADS representing one ordinary share, of De Rigo S.p.A. not already owned by DR 3 S.r.l. and its affiliates for $8.75 per ordinary share and per ADS, net to the seller in cash, without interest and less any required withholding taxes.
De Rigo Holding B.V. is wholly owned by the De Rigo brothers, who currently own, directly or indirectly through De Rigo Holding, approximately 77.2% of the outstanding ordinary shares. The offer is intended to facilitate the acquisition of as many additional ordinary shares and ADSs as possible and to permit De Rigo, following the offer, to cease, to the extent possible, to be a publicly traded company. De Rigo Holding intends, to the extent possible following the offer, to cause De Rigo to seek to delist the ADSs from the New York Stock Exchange and to cause De Rigo to terminate the deposit agreement relating to its ADSs.
The offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on Friday, September 9, 2005, unless the offer is extended.
Except as described below, investors will be able to receive documents by contacting D.F. King & Co., Inc., the Information Agent for the transaction, at (212) 269-5550 (bankers and brokers call collect) or (800) 859-8511 (all others call toll free). Lehman Brothers is the Dealer Manager for the offer, and The Bank of New York is the Tender Agent for the offer.
THE OFFER HAS NOT BEEN SUBMITTED FOR CLEARANCE TO CONSOB (THE ITALIAN SECURITIES AND EXCHANGE COMMISSION). ACCORDINGLY, THE OFFER IS NOT BEING MADE AND WILL NOT BE MADE, DIRECTLY OR INDIRECTLY, IN ITALY, AND NO COPIES OF THIS DOCUMENT, THE OFFER TO PURCHASE OR ANY OTHER DOCUMENT RELATING TO THE OFFER HAVE BEEN OR WILL BE DISTRIBUTED IN ITALY, EXCEPT THAT, AS REQUIRED BY LAW, HOLDERS OF RECORD OR THOSE APPEARING ON A SECURITIES POSITION LISTING AS HOLDERS OF ADSs OR ORDINARY SHARES (INCLUDING, PURSUANT TO AN EXEMPTION AVAILABLE UNDER ITALIAN LAW, THE VERY LIMITED NUMBER OF SUCH HOLDERS LOCATED OR RESIDENT IN ITALY) WILL BE SENT COPIES OF CERTAIN DOCUMENTS RELATING TO THE OFFER. NEITHER THIS DOCUMENT NOR THE OFFER TO PURCHASE NOR ANY OTHER DOCUMENT RELATING TO THE OFFER MAY BE DISTRIBUTED TO ANY OTHER PERSON LOCATED OR RESIDENT IN ITALY FOR ANY REASON. NEITHER ANY SUCH DOCUMENT NOR ANY INFORMATION CONTAINED HEREIN OR THEREIN CONSTITUTES AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL OR AN ADVERTISEMENT OF AN OFFER TO PURCHASE ADSs OR ORDINARY SHARES IN ITALY WITHIN THE MEANING OF ARTICLE 1, PARAGRAPH 1, LETTER (V) OF ITALIAN LEGISLATIVE DECREE N. 58 OF FEBRUARY 24, 1998.